Filed by Taylor Morrison Home Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: William Lyon Homes
(Commission File No. 001-31625)

TM360 Story
Headline: Our Smart Growth Continues with William Lyon Homes
Subhead: You heard the news from Sheryl. Now, read on to learn even more about the benefits of the biggest acquisition in our history.

It isn’t every day you awake to news such as this: Taylor Morrison is pursuing its biggest acquisition by entering into a definitive agreement to acquire one of the nation’s largest homebuilders in the Western United States, William Lyon Homes. Hopefully by now you’ve had a few minutes to read Sheryl’s note from this morning—there is so much advantage to increased scale in major U.S. markets, we’re glad you took her advice and hopped onto TM360 to learn the rest.
Essentially everything we’ve done in regard to M&A has been in preparation for this day. You’ll recall that when we became a fully floated company in 2018, we outlined our strategic priorities for ourselves—one of them being Smart Growth (Operational Excellence and a Differentiated Customer Experience represent the other two). And with a little more than one-year under our belts since the AV Homes acquisition, William Lyon Homes is the next transformative step in that journey.
Our Growth Story
Let’s start by taking a walk down memory lane. Our real growth story began six years ago in 2013, when our IPO represented the largest in homebuilding history. That same year signaled the first of several strategic acquisitions, beginning with the addition of our Darling Homes. Two years later we embarked on two more acquisitions, JEH Homes and Orleans Homes, which brought TM into four new markets. And a few months after that, we acquired Acadia Homes, too. You could consider all these deals as conditioning for our first acquisition of a publicly traded builder, AV Homes.
As we’ve grown and grown, each acquisition has left an important mark on our organization, and over the course of our journey for smart, meaningful growth we’ve built up an institutional muscle for M&A—muscle we needed for this next endeavor. To paint a picture of just how exponential our growth has been, in 2013 we were closing roughly 4,700 homes. Following the close of this deal, we project to close more than 14,200 homes on a pro forma basis.
The Markets
William Lyon will deepen our market presence in key California markets where they are a leader (the Bay Area, Inland Empire, Los Angeles and Orange County), Phoenix, Denver, Austin and Houston. All while entering us into the Pacific Northwest and Nevada.

“We’ve had our eye on Washington and Oregon for some time now and knew that entrance into these markets would depend solely on finding the right opportunity at the right time and at the right price—which is precisely what this is,” said Sheryl. And Las Vegas is a market Sheryl herself is very familiar with after spending many years of her career there—and a market that’s frankly been missing from our portfolio.
Consumer Segments
William Lyon primarily serves entry-level and first-time move-up buyers, along with a growing active adult business—all of which are segments that fit squarely within our wheelhouse. But what’s most exciting is the depth of their entry-level buyer group, which represents nearly 54 percent of their last 12 months of closings. You may recall that our acquisition of AV Homes greatly expanded our entry-level offerings, so we’ll continue to improve our reach for this important buyer segment and increase our current makeup of entry-level buyers by a third. “Our desire to expand our offerings to include more affordable options alongside our many other products is a noble one, and I look forward to us playing a role in helping even more consumers achieve homeownership,” said Sheryl.
William Lyon’s active adult focus concentrated in Southern California, Arizona, Nevada and Washington offers a nice balance to our active lifestyle communities predominantly weighted in the East. And, of course, serving entry-level and active adult consumer segments is the perfect complement to the consumer barbell strategy. Similar to our added AV Homes’ active adult holdings, William Lyon’s 55+ lifestyle communities tend to also serve the more affordable consumers—yet again adding to and balancing Taylor Morrison’s suite of offerings.
The Rankings and Numbers
Acquiring William Lyon will make Taylor Morrison the nation’s fifth largest homebuilder based on the last 12 months of closings, and firmly places us in a Top 5 position in 16 of the 23 combined markets. We’ll also enjoy a Top 3 or greater position in six of the nine overlapping or new markets. To illustrate the significance on a local scale:
-	In Austin, this deal will take us from the eighth position to the fifth when combined.
-	In Southern California we will secure a Top 3 position in LA and Orange County and #5 in Riverside and the Inland Empire.
-	In Denver, we’ll solidify our position as No. 3 up from the 14th.
-	In Phoenix, we expect around 2,200 closings for the market on a pro forma basis, an increase from an anticipated 1,450 closings in 2019, ensuring a Top 3 position in the market.
-	And in the markets new to us, currently, William Lyon holds the #3 position in Seattle, #2 in Portland, and #12 in Las Vegas.
On a pro forma basis, the combined company is expected to generate:
-	More than $6.7 billion in revenue.
-	Approximately 14,200 closings.
-	Increase average community count from 346 to approximately 460.
-	More than 83,000 lots owned and controlled.

From Now Until Close
The deal is subject to the approval of shareholders from both companies. We expect the transaction to close in late Q1 or early Q2 2020, at which time William Lyon’s communities and team members would be officially welcomed into Taylor Morrison.
That means we have a few months of a runway to prepare for the bulk of the work that comes with any M&A: the integration. We’re already building upon the effectiveness of our Integration Management Office (IMO), which will coordinate the integration planning process prior to closing, to include a senior representative from William Lyon, and we expect the daily Huddles to help us move through key integration planning activities faster than ever before, both pre- and post-close. Members of Taylor Morrison and William Lyon’s leadership teams will be embarking on a roadshow to visit our overlapping divisions and support the integration planning on a local level.
There is plenty of work ahead, but you can count on learning more and more as this next stretch of our Smart Growth journey kicks into gear. In closing and to borrow Sheryl’s words, “William Lyon will represent our sixth deal in seven years, and it will be our largest yet. And we are ready for it.”

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Forward-Looking Statements
Some of the statements in this communication are forward-looking statements (or forward-looking information) within the meaning of applicable U.S. securities laws. These include statements using the words “believe,” “target,” “outlook,” “may,” “will,” “should,” “could,” “estimate,” “continue,” “expect,” “intend,” “plan,” “predict,” “potential,” “project,” “intend,” “estimate,” “aim,” “on track,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “seek,” “would,” “upside,” “increases,” “goal,” “guidance” and “anticipate,” and similar statements and the negative of such words and phrases, which do not describe the present or provide information about the past. There is no guarantee that the expected events or expected results will actually occur. Such statements reflect the current views of management of Taylor Morrison Home Corporation, a Delaware corporation (“Taylor Morrison”), or William Lyon Homes, a Delaware corporation (“William Lyon Homes”), and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, operational and other factors. Any changes in these assumptions or other factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to William Lyon Homes or Taylor Morrison or persons acting on their behalf, and are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. In addition, material risks and uncertainties that could cause actual results to differ from forward-looking statements include, among other things: the inherent uncertainty associated with financial or other projections, including anticipated synergies; the integration of Taylor Morrison and William Lyon Homes and the ability to recognize the anticipated benefits from the combination of Taylor Morrison and William Lyon Homes, and the amount of time it may take to realize those benefits, if at all; the risks associated with Taylor Morrison’s and William Lyon Homes’ ability to satisfy the conditions to closing the consummation of the merger, including obtaining the requisite stockholder approvals, and the timing of the closing of the merger; the failure of the merger to close for any other reason; the outcome of any legal proceedings that may be instituted against the parties and others related to the merger; any unanticipated difficulties or expenditures relating to the merger; the effect of the announcement and pendency of the merger on the respective business relationships or operating results of Taylor Morrison, William Lyon Homes, or the combined company; risks relating to the value of the Taylor Morrison common stock to be issued in connection with the merger, and the value of the combined company’s common stock after the merger is consummated; the anticipated size of the markets and continued demand for Taylor Morrison’s and William Lyon Homes’ homes and the impact of competitive responses to the announcement and pendency of the merger; the diversion of attention of management of Taylor Morrison or William Lyon Homes from ongoing business concerns during the pendency of the merger; and the access to available financing on a timely basis, and the terms of any such financing. Additional risks and uncertainties are described in Taylor Morrison’s and William Lyon Homes’ respective filings with the U.S. Securities and Exchange Commission (the “SEC”), including as described under the heading “Risk Factors” in Taylor Morrison’s Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC on February 20, 2019, in William Lyon Homes’ Annual Report on Form 10-K for the year ended December 31, 2018 filed with the SEC on February 28, 2019, and in their respective subsequent Quarterly Reports on Form 10-Q. Forward-looking statements speak only as of the date they are made. Except as required by law, neither Taylor Morrison nor William Lyon Homes has any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.
Important Additional Information and Where to Find it
This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. In connection with the proposed merger between Taylor Morrison and William Lyon Homes, Taylor Morrison will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Taylor Morrison and William Lyon Homes that also constitutes a prospectus of Taylor Morrison (the “Joint Proxy Statement/Prospectus”). Taylor Morrison and William Lyon Homes plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the merger. INVESTORS AND SECURITY HOLDERS OF TAYLOR MORRISON AND WILLIAM LYON HOMES ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT TAYLOR MORRISON, WILLIAM LYON HOMES, THE MERGER AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Taylor Morrison and William Lyon Homes through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Taylor Morrison in the Investor Relations section of Taylor Morrison’s website at http://investors.taylormorrison.com or by contacting Taylor Morrison’s Investor Relations at investor@taylormorrison.com or by calling (480) 734-2060, and will be able to obtain free copies of the documents filed with the SEC by William Lyon Homes in the Investor Relations section of William Lyon Homes’ website at www.lyonhomes.com or by contacting William Lyon Homes’ Investor Relations at WLH@finprofiles.com or by calling (310) 622-8223.

Participants in the Merger Solicitation
Taylor Morrison, William Lyon Homes and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Taylor Morrison and William Lyon Homes in connection with the merger, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus described above when it is filed with the SEC. Additional information regarding Taylor Morrison’s directors and executive officers is also included in Taylor Morrison’s proxy statement for its 2019 Annual Meeting of Shareholders, which was filed with the SEC on April 16, 2019, and information regarding William Lyon Homes’ directors and executive officers is also included in William Lyon Homes’ proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on March 29, 2019. These documents are available free of charge as described above.